EXHIBIT 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Set forth below are the unaudited pro forma condensed combined statements of operations and comprehensive income of Antero Midstream Corporation for the years ended December 31, 2018 and 2019. The unaudited pro forma condensed combined financial statements for the year ended December 31, 2018 have been derived from (i) the consolidated financial statements of Antero Midstream GP LP (“AMGP”) for the year ended December 31, 2018 and (ii) the consolidated financial statements of Antero Midstream Partners LP (“Antero Midstream Partners”) for the year ended December 31, 2018, adjusted to reflect the acquisition of Antero Midstream Partners by AMGP.  The unaudited pro forma condensed combined financial statements for the year ended December 31, 2019 have been derived from (i) the consolidated financial statements of Antero Midstream Corporation for the year ended December 31, 2019 and (ii) the consolidated financial information of Antero Midstream Partners for the period from January 1, 2019 through March 12, 2019, adjusted to reflect the acquisition of Antero Midstream Partners by AMGP.

On March 12, 2019, pursuant to that certain Simplification Agreement, dated October 9, 2018 (the “Simplification Agreement”), (i) AMGP converted from a limited partnership to a corporation under the laws of the State of Delaware (the “Conversion”) and changed its name to Antero Midstream Corporation, (ii) a wholly owned subsidiary of Antero Midstream Corporation  merged with and into Antero Midstream Partners, with Antero Midstream Partners surviving such merger as an indirect, wholly owned subsidiary of Antero Midstream Corporation (the “Merger”) and (iii) Antero Midstream Corporation exchanged each issued and outstanding Series B Unit (each, a “Series B Unit”) representing a membership interest in Antero IDR Holdings LLC (“IDR Holdings”) for 176.0041 shares of Antero Midstream Corporation common stock (the “Series B Exchange” and, together with the Conversion, the Merger and the other transactions contemplated by the Simplification Agreement, the “Transactions”).  As a result of the Transactions, Antero Midstream Partners is now a wholly owned subsidiary of Antero Midstream Corporation and former shareholders of AMGP, unitholders of Antero Midstream Partners, including Antero Resources Corporation (“Antero Resources”), and holders of Series B Units now own Antero Midstream Corporation’s common stock (“Antero Midstream Corporation Common Stock”).

As discussed further in the notes to the unaudited pro forma condensed combined financial statements, the Transactions include:

•

the issuance by Antero Midstream Corporation of one share of Antero Midstream Corporation Common Stock for each outstanding common share representing limited partner interests in AMGP (each, an “AMGP Common Share”) outstanding immediately prior to the Conversion;

•

the issuance by Antero Midstream Corporation of 10,000 shares of Series A Non-Voting Perpetual Preferred Stock of Antero Midstream Corporation (the “Antero Midstream Corporation Preferred Stock”) to Antero Midstream Preferred Co LLC, a wholly owned subsidiary of AMGP (“Preferred Co”), for consideration of $0.01 per share;

•

the issuance by Antero Midstream Corporation of approximately 158.4 million shares of Antero Midstream Corporation Common Stock in exchange for all the common units representing limited partner interests in Antero Midstream Partners (the “Antero Midstream Common Units”) held by Antero Resources, based on the $3.00 in cash and 1.6023 shares of Antero Midstream Corporation Common Stock for each Antero Midstream Common Unit held that Antero Resources received;

•

the issuance by Antero Midstream Corporation of approximately 144.6 million shares of Antero Midstream Corporation Common Stock in exchange for all Antero Midstream Common Units held by the unitholders of Antero Midstream Partners other than Antero Resources (the “Antero Midstream Public Unitholders”), based on the $3.415 in cash and 1.6350 shares of New AM Common Stock for each Antero Midstream Common Unit held that Antero Midstream Public Unitholders received;

•	the issuance by Antero Midstream Corporation of approximately 17.35 million shares of New AM Common Stock in exchange for all Series B Units in the Series B Exchange;
•	the payment of cash consideration of approximately $599 million from borrowings under Antero Midstream Partners' revolving credit facility; and
•	the elimination of the burden of Antero Midstream Partners’ incentive distribution rights.

No effect was given to the conversion of phantom unit awards outstanding under Antero Midstream Partners’ long-term incentive plan, which awards were converted into restricted stock units of Antero Midstream Corporation, with substantially the same terms and conditions (including with respect to vesting) applicable to such Antero Midstream Partners phantom unit award. The issuance of Antero Midstream Corporation Common Stock for unvested Series B Units resulted in an additional charge to equity-

based compensation expense from the date of the completion of the Transactions through December 31, 2019 in the amount of $31 million, which was amortized over from March 13, 2019 to December 31, 2019.

AMGP was the sole member of Antero Midstream Partners GP LLC, the general partner of Antero Midstream Partners, and also controlled the incentive distribution rights in Antero Midstream Partners through its ownership interest in IDR Holdings (subject to the rights of the holders of Series B Units to receive distributions in respect of their Series B Units). As a result of the Merger, Antero Midstream Partners became an indirect, wholly owned subsidiary of Antero Midstream Corporation, and former Antero Midstream Partners unitholders now collectively own a majority of the outstanding Antero Midstream Corporation Common Stock. The unaudited pro forma condensed combined financial statements should be read in conjunction with the consolidated financial statements and related notes included in Antero Midstream Corporation’s Annual Report on Form 10-K for the year ended December 31, 2019 as filed with the Securities and Exchange Commission.

The unaudited pro forma condensed combined financial statements were prepared as if the Transactions had occurred on January 1, 2018.  We derived the following unaudited pro forma condensed combined financial statements by applying pro forma adjustments to the historical consolidated financial statements of AMGP for the year ended December 31, 2018 and to the historical consolidated financial statements of Antero Midstream Corporation for the year ended December 31, 2019. The Transactions have been accounted for as a business combination under ASC 805,  Business Combinations.

The pro forma adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. We believe, however, that the assumptions provide a reasonable basis for presenting the significant effects of the Transactions and are factually supportable, directly attributable and are expected to have a continuing impact on Antero Midstream Corporation’s profit and loss and that the pro forma adjustments give appropriate effect to management's assumptions and are properly applied in the unaudited pro forma condensed combined financial statements. The notes to the unaudited pro forma condensed combined financial statements provide a detailed discussion of how such adjustments were derived and presented in the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements are presented for informational purposes only. The unaudited pro forma condensed combined financial statements do not purport to represent what the results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated and they do not purport to project the results of operations or financial condition for any future period or as of any future date.

ANTERO MIDSTREAM CORPORATION

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Income

For the Year Ended December 31, 2018

(In thousands, except per share amounts)

					Pro Forma
	Antero	Antero			Antero
	Midstream	Midstream	Pro Forma		Midstream
	GP LP	Partners LP	Adjustments		Corporation
Revenues:
Equity in earnings of Antero Midstream Partners LP	$142,906	—	(142,906)	(a)	—
Gathering and compression–Antero Resources	—	520,566	—		520,566
Water handling–Antero Resources	—	506,449	—		506,449
Water handling–third party	—	924	—		924
Gain on sale of assets–Antero Resources	—	583	—		583
Amortization of customer relationships	—	—	(71,082)	(b)	(71,082)
Total revenues	142,906	1,028,522	(213,988)		957,440
Operating expenses:
Direct operating	—	316,423	—		316,423
General and administrative (excluding equity-based compensation)	8,740	40,556	—		49,296
Equity-based compensation	35,111	21,073	—		56,184
Impairment of property and equipment	—	5,771	—		5,771
Depreciation	—	130,013	15,732	(c)	145,745
Accretion and change in fair value of contingent acquisition consideration	—	(93,019)	—		(93,019)
Accretion of asset retirement obligations	—	135	—		135
Total operating expenses	43,851	420,952	15,732		480,535
Operating income	99,055	607,570	(229,720)		476,905
Other income (expenses)
Interest expense, net	(136)	(61,906)	(21,752)	(d)	(83,794)
Equity in earnings of unconsolidated affiliates	—	40,280	(6,091)	(e)	34,189
Income before income taxes	98,919	585,944	(257,563)		427,300
Provision for income taxes (expense) benefit:
Current	(32,311)	—	32,311	(f)	—
Deferred	—	—	(114,406)	(f)	(114,406)
Total income taxes	(32,311)	—	(82,095)		(114,406)

Net income attributable to incentive distribution rights	—	(142,906)	142,906	(g)	—
Net income and comprehensive income	66,608	443,038	(196,752)		312,894

Net income attributable to vested Series B units	(5,236)	—	5,236	(h)	—
Net income attributable to common shareholders or unitholders	$61,372	443,038	(191,516)		312,894

Net income per common share or unit–basic	$0.33	2.37			0.62
Net income per common share or unit–diluted	$0.33	2.36			0.62

Weighted average number of common shares or units outstanding–basic	186,203	187,048	314,640	(i)	500,843
Weighted average number of common shares or units outstanding–diluted	186,203	187,398	321,529	(i)	507,732

ANTERO MIDSTREAM CORPORATION

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Income

For the Year Ended December 31, 2019

(In thousands, except per share amounts)

					Pro Forma
	Antero	Antero			Antero
	Midstream	Midstream	Pro Forma		Midstream
	Corporation	Partners LP (k)	Adjustments		Corporation
Revenues:
Equity in earnings of Antero Midstream Partners LP	$—	—	—		—
Gathering and compression–Antero Resources	543,538	124,773	—		668,311
Water handling–Antero Resources	306,010	93,537	—		399,547
Water handling–third party	50	51	—		101
Amortization of customer relationships	(57,010)	—	(13,864)	(b)	(70,874)
Total revenues	792,588	218,361	(13,864)		997,085
Operating expenses:
Direct operating	195,818	64,818	—		260,636
General and administrative (excluding equity-based compensation)	44,596	16,316	(15,345)	(j)	45,567
Facility idling	11,401	—	—		11,401
Equity-based compensation	73,517	2,477	—		75,994
Impairment of property and equipment	409,739	6,982	—		416,721
Impairment of goodwill	340,350	—	—		340,350
Impairment of customer relationships	11,871	—	—		11,871
Depreciation	95,526	21,707	3,130	(c)	120,363
Accretion and change in fair value of contingent acquisition consideration	8,076	1,928	—		10,004
Accretion of asset retirement obligations	187	63	—		250
Total operating expenses	1,191,081	114,291	(12,215)		1,293,157
Operating income (loss)	(398,493)	104,070	(1,649)		(296,072)
Other income (expenses)
Interest expense, net	(110,402)	(16,815)	(3,301)	(d)	(130,518)
Equity in earnings of unconsolidated affiliates	51,315	12,264	(1,185)	(e)	62,394
Income (loss) before income taxes	(457,580)	99,519	(6,135)		(364,196)
Provision for income taxes (expense) benefit:
Current	—	—	—		—
Deferred	102,466	—	(23,346)	(f)	79,120
Total income taxes	102,466	—	(23,346)		79,120

Net income attributable to incentive distribution rights	—	—	—		—
Net income (loss) and comprehensive income (loss)	(355,114)	99,519	(29,481)		(285,076)

Net income attributable to vested Series B units	—	—	—		—
Net loss attributable to common shareholders or unitholders	$(355,114)	99,519	(29,481)		(285,076)

Net loss per common share or unit–basic	$(0.80)				(0.57)
Net loss per common share or unit–diluted	$(0.80)				(0.57)

Weighted average number of common shares or units outstanding–basic	442,640		57,403	(i)	500,043
Weighted average number of common shares or units outstanding–diluted	442,640		57,403	(i)	500,043

ANTERO MIDSTREAM CORPORATION

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

(1)  Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared as if the Transactions had occurred as of January 1, 2018.  The Transactions have been accounted for as an acquisition by AMGP of Antero Midstream Partners under ASC 805, Business Combinations, and accounted for as a business combination, with the assumed assets and liabilities of Antero Midstream Partners recorded at fair value.  Dividends related to the Series A Non-Voting Preferred Stock are considered to be de minimis to the net income per common share calculations and, therefore, are not reflected in the pro forma adjustments.

(2)  Pro Forma Adjustments and Assumptions

(a)	Adjustment reflects the elimination of AMGP's equity in earnings in Antero Midstream Partners.
(b)	Adjustment reflects the amortization of the customer relationships intangible asset.
(c)	Adjustment reflects additional depreciation expense related to the fair value adjustment to property and equipment.
(d)

Adjustment reflects additional interest expense due to the increase of $599 million in outstanding indebtedness, assuming an effective interest rate of 3.8%, and the amortization of the fair value adjustment to long-term debt.

(e)

Adjustment reflects a reduction in equity in earnings of affiliates for the amortization of the customer relationship intangible assets and depreciation related to the fair value adjustments to property and equipment, inherent within the fair value adjustment to investments in unconsolidated affiliates.

(f)

Adjustment reflects an increase in income taxes resulting from the adjusted combined pro forma pre-tax income, adjusted for the effects of permanent book to tax differences, based on the estimated blended federal and state statutory tax rate of approximately 25% for year ended December 31, 2018, as well as a reclassification of AMGP’s current income tax expense to deferred income tax expense.  The pro forma adjustments to income taxes are treated as deferred income tax expense as the tax treatment of the Transactions results in an increase in the depreciable and amortizable basis in Antero Midstream Partners’ assets for tax purposes.

(g)	Adjustment reflects the elimination of the burden of Antero Midstream Corporation’s incentive distribution rights in Antero Midstream Partners’ distributions.
(h)	Adjustment reflects the elimination of net income attributable to vested Series B Units.
(i)

Adjustment reflects the issuance of approximately 186.2 million shares of Antero Midstream Corporation Common Stock in connection with the Conversion and the issuance of approximately 303.1 million shares of Antero Midstream Corporation Common Stock.

(j)	Adjustment reflects a reduction to general and administrative expenses for expenses of the Transactions charged to expense.
(k)	Reflects results of Antero Midstream Partners for the period from January 1, 2019 to March 12, 2019.